Exhibit 99.1

VITRU LIMITED
Unaudited pro forma condensed consolidated financial information
December 31, 2022

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On August 23, 2021, Vitru Limited (the “Company”) entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar” through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”, to acquire the entire share capital of Unicesumar (“the transaction”). The transaction was closed on May 20, 2022 (transaction date), when the control of Unicesumar was transferred to the Company after fulfillment of usual precedent conditions, which included approval by the antitrust regulatory agency and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. At acquisition date Unicesumar had 999 centers and approximately 331 thousand students, of which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students in the 348 courses.

Set forth below are the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022.

Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.

The Company expect to incur integration costs and synergies from the consolidation of Unicesumar. The unaudited pro forma condensed consolidated financial information does not reflect any future integration costs or synergies that may result from the consolidation of Unicesumar.

The Unicesumar acquisition by Vitru was accounted as a business combination in accordance with IFRS 3 — Business Combinations, using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based upon our final estimates of the fair value of the assets acquired and liabilities assumed.

Unaudited pro forma condensed consolidated statement of profit and loss

For the year ended December 31, 2022

(Amounts in thousands of reais, except per share data)

	Vitru Historical	Unicesumar Historical	Pro forma adjustments	Note	Total pro forma
NET REVENUE	1,317,346	444,126	(98,185)	2(c)	1,663,287

Cost of services rendered	(502,331)	(104,106)	27,656	2(c)/(d)/(e)	(578,781)

GROSS PROFIT	815,015	340,020	(70,529)		1,084,506

General and administrative expenses	(179,335)	(148,051)	8,116	2(c)/(e)/(f)	(319,270)
Selling expenses	(244,836)	(28,730)	(14,361)	2(c)/(e)	(287,927)
Net impairment losses on financial assets	(187,534)	(18,313)	4,721	2(c)	(201,126)
Other income (expenses), net	(2,320)	(86,284)	(449)	2(c)	(89,053)
Operating expenses	(614,025)	(281,378)	(1,973)		(897,376)

OPERATING PROFIT	200,990	58,642	(72,502)		187,130

Financial income	64,566	10,182	(2,100)	2(c)	72,648
Financial expenses	(264,437)	(8,252)	(137,864)	2(a)/(b)/(c)/(d)	(410,553)
Financial results	(199,871)	1,930	(139,964)		(337,905)

PROFIT (LOSS) BEFORE TAXES	1,119	60,572	(212,466)		(150,775)

Current income taxes	(18,023)	(4,049)	35,034	2 (a)/(b)/(c)/(f)	12,962
Deferred income taxes	110,224	1,074	21,430	2 (c)/(d)/(e)	132,728
Income taxes	92,201	(2,975)	56,464		145,690

PROFIT (LOSS) FOR THE YEAR	93,320	57,597	(156,002)		(5,085)

Basic earnings per share (R$)	3.52			2(g)	(0.17)
Diluted earnings per share (R$)	3.23			2(g)	(0.17)

Notes to unaudited pro forma condensed consolidated financial information

(Amounts in thousands of reais, except per share data)

1.	Basis of preparation

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 is based on the historical audited consolidated financial statements of Vitru as of December 31, 2022, and the historical unaudited financial statements of Unicesumar as of June 30, 2022, and gives effect to the Unicesumar acquisition as if it had been consummated on January 1, 2022.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances.

The unaudited pro forma condensed consolidated financial information is presented for information purposes only.

The unaudited pro forma condensed consolidated financial information does not purport to represent what our actual consolidated results of operations would have been had the Unicesumar acquisition occurred on the dates indicated, nor are they indicative of future consolidated results of operations or financial condition.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical consolidated financial statements and the historical financial statements of Unicesumar.

The audited consolidated financial statements and the unaudited interim condensed consolidated financial statements from which the unaudited pro forma condensed consolidated financial information have been derived, were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

2.	Pro Forma adjustments and assumptions

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just as determined in the terms of the business combination agreement. The following table summarizes the allocation of the purchase price at the Closing date.

In thousands of R$ (reais)
Cash consideration	2,649,829
Vitru Shares issue (7,182 thousand shares at US$ 16.00 per share)	560,544
Total consideration	3,210,373

Book value of Unicesumar's shareholders' equity at May 20, 2022	137,050

Fair value adjustments	1,516,987
Customer relationships	294,525
Brand	352,189
Non-compete agreement	272,416
Software	33,379
Teaching-learning material (TLM)	26,584
Operation licenses for distance learning	1,206,641
Leasing contracts	57,278
Licenses to operate medical courses	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,556,336
Total identifiable assets + goodwill	3,073,323

The final purchase price allocation has been used to prepare pro forma adjustments in the pro forma income statement.

The pro forma adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual effects of these transactions may differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the acquisition, factually supportable, and, with respect to the statement of income, expected to have a continuing impact on the consolidated results. A general description adjustment is provided as follows:

Notes to unaudited pro forma condensed consolidated financial information

(Amounts in thousands of reais, except per share data)

(a)	Consideration paid was defined based on the terms of the transaction considering that the owners of Unicesumar received cash and Vitru’s shares as agreed in the contractual terms. Consideration consists of R$ 2,650 million (including the contingent consideration) to be paid in cash plus 7,182 thousand Vitru’s Shares, of which 5,387 thousand were issued on the Closing Date and 1,795 have been retained 898 have been retained for a period of 3 years and 897 have been retained for a period of 6 years (“holdback period”). The Vitru’s shares issued on the Closing date were quoted at a market price of US$ 16.00 per share.

Purchase consideration	3,210,373	100,00%
Cash payable at the acquisition date	2,162,500	67,36%
Payable after 12 months (i)	456,721	14,23%
Contingent consideration	30,608	0,95%
Payable through the issuance of new Vitru shares	560,544	17,46%

(i) Reflects the estimated adjustment to financial expenses resulting from the interest expense from the monetary indexation by the from the interest expense from the monetary indexation by the IPCA rate for the first 12 months and CDI rate for the remaining 12 months on the amounts payable in installments of the purchase consideration. The estimated adjustment to financial expenses amounted to R$ 28.4 million for the year ended December 31, 2022.

(b)	The cash consideration paid on May 20, 2022, amounted R$ 2,163 million. To have sufficient resources to pay the cash portion of the acquisition price, on May 19, 2022, the Company issued through its subsidiary Vitru Brasil S.A., two series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, and the second series containing 1,450 bonds maturing between May 2025 and May 2027. The net proceeds from the issuance of the debentures amounted R$ 1.906 thousand (R$ 1,950 thousand less R$ 44 thousand transaction costs). The Company used its own cash to pay the remaining amount.

The interest rate of debentures is CDI+2.9% p.a. for the first series and CDI+3.20% p.a. for the second series. Thereby, the Company estimated financial expense for such debentures obtained above in the amount of R$ 100.5 million for the period before prior the issuance in 2022.

(c)	The adjustment reflects the elimination in the consolidated pro forma financial statements of Unicesumar results from the date of acquisition to June 30, 2022, which were consolidated in the Vitru Limited financial statements, as the pro forma consolidated pro forma financial condensed income statement includes the Unicesumar historical statement of profit and loss for the six months period ended June 30, 2022. The adjustments are listed below:

May 21, 2022 to June 30, 2022
NET REVENUE	98,185

Cost of services rendered	(38,248)

GROSS PROFIT	59,937

General and administrative expenses	(6,710)
Selling expenses	(6,744)
Net impairment losses on financial assets	(4,721)
Other income (expenses), net	449
Operating expenses	(17,726)

OPERATING PROFIT	42,211

Financial income	2,100
Financial expenses	(932)
Financial results	1,168

PROFIT BEFORE TAXES	43,379

Current income taxes	(121)
Deferred income taxes	(625)
Income taxes	(746)

NET INCOME FOR THE PERIOD	42,633

Notes to unaudited pro forma condensed consolidated financial information

(Amounts in thousands of reais, except per share data)

(d)	The adjustment reflects amortization and the interest expense related to the estimated fair value of the leasing contract for the right of use of certain Land and Building, signed prior to the Closing date between Unicesumar and Soedmar.

Year ended
Leases	December 31, 2022
Amortization expense	8,357
Accrued interest	19,752
Total	28,109

(e)	The adjustment reflects the amortization expense related to the fair value of identified assets as detailed below:

Identifiable assets acquired	Expected life in years
Customer relationships	5.4
Brand	24.6
Non-compete agreement	7.6
Software	7.0
Teaching-learning material (TLM)	3.0
Operation licenses for distance learning	-
Leasing contracts	20.0
Licenses to operate medical courses	-
Pro forma goodwill	-
Total pro forma Identifiable assets + goodwill

Year ended
Identifiable assets - Amortization	December 31, 2022
Customer relationships	54,269
Brand	14,326
Non-compete agreement	36,035
Software	4,768
Teaching-learning material (TLM)	8,861
Leasing contracts	2,864
Total	121,123

Cost of services rendered	16,493
General and administrative expenses	50,361
Selling expenses	54,269
Total	121,123

The amortization is calculated using the straight-line method over the expected life of the asset.

(f)	The Company adjusted R$ 20,991 of transaction costs expenses incurred on the Closing date to give effect to the Unicesumar acquisition as if it had been consummated in January 01, 2022.

(g)	Reflects the estimated income taxes effects on the pro forma adjustments considering the effective rate of 34%. The following table reflects the pro forma profit and share data used in the basic and diluted pro forma earnings per share calculations:

Year ended
December 31, 2022
Net income attributable to the shareholders of the Company	(5,085)
Weighted average number of outstanding common shares (thousands)	29,322
Weighted average number of outstanding common shares (thousands) - Effects of dilution from shared based compensation plan	1,088
Basic and diluted earnings per common share (R$)	(0.17)